Filed by Lionheart III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart III Corp

Commission File No. 001-41011

Commission File No. for related Registration Statement: 333-267301

31 October 2022

4C Q3/2022 – Quarterly Activity Report

Filing of Amended F-4 with SEC

Combined NASDAQ entity expected to be valued at $360 million (US)

☐	Lionheart III Corp (“Lionheart III”) and Security Matters Limited (“SMX”) are working extensively to close the business combination

☐

An amended registration statement on Form F-4 (the “Form F-4”) was filed on 28 October 2022 (American EDT) by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). A link to the F-4 can be found here: F-4/A (sec.gov)

☐	SMX continues negotiations with future strategic partners to complete a PIPE in connection with the closing of the business combination.

☐	Receipts from customers amounted to US$1,014K, an increase of 439% compared to Q2 2022.

Security Matters Limited (ASX: SMX) (Security Matters or the Company), a company focused on digitising physical objects on the blockchain to enable a circular and closed loop economy, is delighted to provide an overview of its operational highlights for the three months ended 30 September 2022 (“Quarter”, “Reporting Period”) to accompany its Appendix 4C.

Security Matters Ltd | ABN 78626192998 | C/‐ K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Corporate & Financial highlights

Financial

Receipts from customers amounted to US$1,014K, an increase of 439% compared to US$188K in Q2 2022.

In Q3 2022 Investing activities totaled US$146K, which was made US$133K for intellectual property—the IP expenses are for software and reader development (US$76K) and costs related to patents (US$57K).

SMX Merger with Lionheart III Corp Update

Lionheart III and SMX are progressing on closing and finalising the previously announced business combination

Both parties continue to navigate regulatory review of the transaction. As part of that review, an amended registration statement on Form F-4 was filed by the Parent with the SEC on October 28, 2022. SMX continues negotiations with future strategic partners to be part of its PIPE.

Outlook

During this time of continuing economic and health uncertainties, there is an increasing focus on ESG requirements for businesses and industries to adhere to, from various regulatory bodies, NGOs, stakeholders, shareholders, and the wider public community. With an increase in companies seeking to meet their ESG responsibilities as well as transition successfully to a closed loop circular economy, SMX is well resourced to scale its technology to enable businesses to transition to a truly circular economy, where sustainability, transparency and traceability of origination are a key focus.

SMX expects to continue to build its resilience by strengthening its cost controls and balance sheet. The company will maintain a strategy focused on its key market segments and work towards accelerating the speed of adoption and commercialisation of its technology.

SMX expects to rely on the strong momentum, agility and capability of its unique technological and digital platform offering ESG solutions to its clients, allowing them to track and authenticate from raw material to finished product through every stage of the supply chain. In addition to being able to efficiently sort, to recycle and reuse materials at the product’s end of life.

Security Matters Ltd | ABN 78626192998 | C/‐ K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

SMX plans to increase R&D activities with near term commercial opportunities relating to palm oil, cocoa and soybean.

—Ends—

By order of the Board.

For further information, please contact:

Media Enquiries

Melissa Hamilton

Media and Capital Partners

P: 04 1775 0274

E: Melissa.hamilton@mcpartners.com.au

About Security Matters Limited

Security Matters has commenced the commercialisation of its unique, patented technology that uses a hidden chemical-based ‘barcode’ to permanently and irrevocably ‘mark’ any object, be it solid, liquid or gas. The barcode is read using the company’s unique ‘reader’ to access the corresponding stored data, recorded and protected using blockchain technology.

Follow us through our social channel @secmattersltd

About Lionheart III Corp.

Lionheart III Corporation is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: [https://lheartcapital.com/our-companies/lionheart-iii/.]

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) was filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 includes a preliminary proxy statement / prospectus, which after becoming effective

Security Matters Ltd | ABN 78626192998 | C/‐ K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

will be distributed to Lionheart’s stockholders in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to:

Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the proposed business combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022 and the proxy statement/prospectus filed related to the proposed business combination. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively;

Security Matters Ltd | ABN 78626192998 | C/‐ K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

(vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement/prospectus filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Security Matters Ltd | ABN 78626192998 | C/‐ K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000